                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SPECIAL REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934



                       For the date of October 1, 2002


                                CENTERPULSE LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                ANDREASSTRASSE 15
                                 CH-8050 ZURICH
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                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F  X                 Form 40-F
                            ---                          ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                          No  X
                      ---                         ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)





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         Centerpulse Ltd. is filing this Report on Form 6-K to furnish the attached press release announcing the price and exercise ratio for the capital increase of Centerpulse Ltd.

         Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.


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                                  EXHIBIT INDEX

     Exhibit                       Description
     -------                       -----------
      99.1       Press release, dated September 30, 2002, announcing the price and exercise ratio for the capital increase of Centerpulse Ltd.


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          CENTERPULSE LTD.

                                          By: /s/ David Wise
                                             ----------------------------------
                                              Name:  David Wise
                                              Title: Group Vice President and
                                                     General Counsel,
                                                     Centerpulse USA Inc.



         Date:  October 1, 2002